[Fenwick & West Letterhead]

May 25, 2004

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W., Mail Stop 0406 Washington, D.C. 20549
Attn:	H. Christopher Owings Assistant Director
    Re:
    Alibris, Inc. (the "Company")
    Form 8-A, File No. 000-50688
    Accession Nos. 0001047469-04-012084 and 0001047469-04-015232

Ladies and Gentlemen:

        Your attention is brought to the EDGAR filing of the submission type "RW" filed by the Company on May 21, 2004, relating to its registration statement on Form S-1 (Registration No. 333-113257).

        In conjunction with the above-mentioned withdrawal request, and in response to your request to have the Company's Form 8-A filing withdrawn, please withdraw the Company's Form 8-A (File No. 000-50688), as amended, such withdrawal to take effect immediately upon receipt of this letter.

        Thank you for your prompt attention to this matter.

        Should the Staff have any comments or questions regarding the foregoing, please contact the undersigned at (415) 875-2479, or, in my absence, Robert A. Freedman of Fenwick & West LLP at (650) 335-7292.

                      Very truly yours,

                      /s/ William L. Hughes

                      William L. Hughes